UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

PAYCOM SOFTWARE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

70432V102

(CUSIP Number)

Greg R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
§240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70432V102	Page 2 of 21

1.	Names of Reporting Persons. Ernest Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,670,999
	9.	Sole Dispositive Power 4,670,999
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,670,999
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.9% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 3 of 21

1.	Names of Reporting Persons. The Ruby Group, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 229,135
	9.	Sole Dispositive Power 229,135
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 229,135
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 4 of 21

1.	Names of Reporting Persons. Chad Richison
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 25,264,146 (1)
	9.	Sole Dispositive Power 8,641,769
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,264,146 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.7% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents the aggregate number of shares of Common Stock subject to the Stockholders’ Agreement as described herein.
(2)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 5 of 21

1.	Names of Reporting Persons. SR-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,247,742
	9.	Sole Dispositive Power 1,247,742
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,742
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 6 of 21

1.	Names of Reporting Persons. Shannon Rowe
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,247,742
	9.	Sole Dispositive Power 1,247,742
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,247,742
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 7 of 21

1.	Names of Reporting Persons. WK-EGI, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 564,877
	9.	Sole Dispositive Power 564,877
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 564,877
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 8 of 21

1.	Names of Reporting Persons. William X. Kerber, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,073,175
	9.	Sole Dispositive Power 916,254
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,175
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 9 of 21

1.	Names of Reporting Persons. Jeffrey D. York
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,090,391
	9.	Sole Dispositive Power 943,833
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,090,391
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.8% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 10 of 21

1.	Names of Reporting Persons. ELK II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,000
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 11 of 21

1.	Names of Reporting Persons. SLY II 2012 Descendants’ Trust u/a dated December 26, 2012
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 30,000
	9.	Sole Dispositive Power 30,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 12 of 21

1.	Names of Reporting Persons. Lenox Capital Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

CUSIP No. 70432V102	Page 13 of 21

1.	Names of Reporting Persons. Robert J. Levenson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 250,000
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.4% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 59,107,191 shares of Common Stock outstanding as of September 14, 2015, as disclosed in the prospectus supplement dated September 15, 2015, which was filed by the Issuer with the SEC on September 17, 2015.

This Amendment No. 5 to Schedule 13D amends and/or restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2014 (as amended or amended and restated thereby and hereby, the “Schedule 13D”), and relates to the beneficial ownership by the Reporting Persons (as defined in the Schedule 13D) of shares of Common Stock of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On September 21, 2015, certain stockholders of the Issuer sold an aggregate of 4,500,000 shares of Common Stock, including 1,390,186 shares of Common Stock sold by the Reporting Persons, in an underwritten public offering (the “September 2015 Resale Offering”) as contemplated by the underwriting agreement by and among Barclays, WCAS X, WCAS Capital IV, Ernest Group, SR-EGI, WK-EGI, Mr. York, Lenox Capital, Mr. Levenson and certain other selling stockholders (collectively, the “September Selling Stockholders”) and set forth in a final prospectus supplement dated September 15, 2015, filed by the Issuer with the SEC on September 17, 2015, which supplements the prospectus dated May 14, 2015 contained in the Shelf Registration Statement.

The September 2015 Resale Offering closed on September 21, 2015. The number of shares of Common Stock reported as beneficially owned by each of the Reporting Persons gives effect to the September 2015 Resale Offering.

In connection with the September 2015 Resale Offering, each September Selling Stockholder entered into a lock-up agreement pursuant to which, subject to certain exceptions, such September Selling Stockholder agreed not to, for a period of 45 days, directly or indirectly, without the prior written consent of Barclays, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (including, without limitation, shares of Common Stock that may be deemed to be beneficially owned by such September Selling Stockholder in accordance with the rules and regulations of the SEC and shares of Common Stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for, or that represent the right to receive shares of, Common Stock, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or other securities, in cash or otherwise, (iii) cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of Common Stock or securities convertible, exercisable or exchangeable into Common Stock or any of the Issuer’s other securities, or (iv) publicly disclose the intention to do any of the foregoing.

Each of the lock-up agreements contains certain exceptions, including the disposition of shares of Common Stock purchased in open market transactions after the completion of the September 2015 Resale Offering, certain bona fide gifts, sales, transfers or other dispositions of shares of any class of Common Stock, including by will or intestacy, made exclusively between and among the September Selling Stockholder and members of the September Selling Stockholder’s family or certain other persons, and the adoption of a Rule 10b5-1 sales plan; provided, in certain cases, that no filing shall be required under the Exchange Act and the September Selling Stockholder agrees not to make any filing or public announcement in connection with the transfer or disposition during the 45-day lock-up period.

Effective August 11, 2015, pursuant to the Settlement Agreement, Mr. Richison completed the transfer of 425,000 shares of Common Stock of the Issuer to his Former Spouse. The number of shares of Common Stock reported as beneficially owned by Mr. Richison gives effect to this transaction.”

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Exchange Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section

13(d) or 13(g) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of September 21, 2015, the Reporting Persons may be deemed to beneficially own the shares of Common Stock set forth in the table below:

Reporting Person	Number of Shares Beneficially Owned		Percentage of Outstanding Shares	Sole Voting Power	Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power
Ernest Group, Inc.	4,670,999		7.9%	0	4,670,999		4,670,999		0
The Ruby Group, Inc.	229,135		0.4%	0	229,135		229,135		0
Chad Richison	25,264,146	(1)	42.7%	0	25,264,146	(1)	8,641,769	(2)	0
SR-EGI, Inc.	1,247,742		2.1%	0	1,247,742		1,247,742		0
Shannon Rowe	1,247,742	(3)	2.1%	0	1,247,742	(3)	1,247,742	(3)	0
WK-EGI, Inc.	564,877		1.0%	0	564,877		564,877		0
William X. Kerber, III	1,073,175	(4)(5)	1.8%	0	1,073,175	(4)(5)	916,254	(4)	0
Jeffrey D. York	1,090,391	(6)	1.8%	0	1,090,391	(6)	943,833		0
ELK II 2012 Descendants’ Trust u/a dated December 26, 2012	30,000	(7)	0.1%	0	30,000	(7)	30,000	(7)	0
SLY II 2012 Descendants’ Trust u/a dated December 26, 2012	30,000	(7)	0.1%	0	30,000	(7)	30,000	(7)	0
Lenox Capital Group, LLC	50,000		0.1%	0	50,000		50,000		0
Robert J. Levenson	250,000	(8)	0.4%	0	250,000	(8)	250,000	(8)	0

(1)	Consists of (a) 4,519,745 shares of Common Stock owned by Mr. Richison, including 778,110 shares of unvested restricted stock, (b) 4,670,999 shares of Common Stock owned by Ernest Group, (c) 229,135 shares of Common Stock owned by The Ruby Group, (d) 9,044,516 shares of Common Stock owned by WCAS X, (e) 72,795 shares of Common Stock owned by WCASM, (f) 96,111 shares of Common Stock owned by WCAS Capital IV, (g) 2,909,537 shares of Common Stock owned by certain managing members of the general partners of WCAS X and WCAS Capital IV and certain other persons related to WCAS X and WCAS Capital IV, excluding shares owned by WCASM, (h) 1,247,742 shares of Common Stock owned by SR-EGI, (i) 508,298 shares of Common Stock owned by Mr. Kerber, including 156,921 shares of unvested restricted stock, (j) 564,877 shares of Common Stock owned by WK-EGI, (k) 1,090,391 shares of Common Stock owned by Mr. York, including 146,558 shares of unvested restricted stock, (l) 200,000 shares of Common Stock owned by Mr. Levenson, (m) 30,000 shares of Common Stock owned by ELK Trust, (n) 30,000 shares of Common Stock owned by SLY Trust and (o) 50,000 shares of Common Stock owned by Lenox Capital.
(2)	Includes 4,670,999 shares of Common Stock owned by Ernest Group and 229,135 shares of Common Stock owned by The Ruby Group. Mr. Richison is the sole director of Ernest Group and Ernest Group is wholly owned by Mr. Richison and certain trusts for the benefit of Mr. Richison’s children, for which Mr. Richison serves as trustee. Mr. Richison may be deemed to beneficially own the shares of Common Stock owned by Ernest Group. Mr. Richison is the sole director and sole shareholder of The Ruby Group and may be deemed to beneficially own the shares of Common Stock owned by Ernest Group and The Ruby Group.
(3)	Represents shares of Common Stock owned by SR-EGI. Ms. Rowe is the sole director of SR-EGI and SR-EGI is wholly owned by Ms. Rowe and certain trusts for the benefit of Ms. Rowe’s children. Ms. Rowe may be deemed to beneficially own the shares of Common Stock owned by SR-EGI.
(4)	Includes 564,877 shares of Common Stock owned by WK-EGI. Mr. Kerber is the sole director of WK-EGI and WK-EGI is wholly owned by Mr. Kerber and certain trusts for the benefit of Mr. Kerber’s children. Mr. Kerber may be deemed to beneficially own the shares of Common Stock owned by WK-EGI.
(5)	Includes 156,921 shares of unvested restricted stock.
(6)	Includes 146,558 shares of unvested restricted stock.
(7)	Mr. Levenson is the settlor of the ELK Trust and the SLY Trust and disclaims beneficial ownership of the shares held by these trusts. Neither the filing of this Schedule 13D nor anything herein shall be deemed an admission that Mr. Levenson is the beneficial owner of shares held by the ELK Trust and the SLY Trust.
(8)	Includes 50,000 shares of Common Stock owned by Lenox Capital. Mr. Levenson is the managing member of Lenox Capital.

(c) Except as set forth on Annex B hereto, there were no transactions in the shares of Common Stock that were effected during the past sixty days by the Reporting Persons or since the most recent Schedule 13D filing, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.

As a result of the Stockholders’ Agreement, each of the Reporting Persons may be deemed to be a member of a group with each of WCAS X, WCASM, WCAS Capital IV and each of the other Reporting Persons with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) of the Exchange Act. Each of the Reporting Persons has granted an irrevocable proxy in favor of WCAS X Associates, LLC and, for so long as Mr. Richison is willing to serve as a director of the Issuer, each of the other Reporting Persons will not have the power to select the representative of a majority of the shares of Common Stock held by the Reporting Persons. Because Mr. Richison is still willing to serve as a director of the Issuer, each of Ms. Rowe, Messrs. Kerber, York, and Levenson, Ernest Group, The Ruby Group, SR-EGI, WK-EGI, ELK Trust, SLY Trust, and Lenox Capital expressly disclaims membership in any such group. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein or previously filed on the Schedule 13D shall be construed as an admission that such person is or was, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, voting or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

2015 Restricted Stock Award Agreements

On July 8, 2015, the Issuer’s board of directors approved and adopted new forms of restricted stock award agreements for grants of restricted stock under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (the “LTIP”), including (a) a new form of restricted stock award agreement for awards to the chief executive officer of the Issuer (the “CEO Enterprise RSA”) and (b) a new form of restricted stock award agreement for awards to certain executives of the Issuer (the “Enterprise RSA”). The CEO Enterprise RSA and the Enterprise RSA are together referred to as the “Restricted Stock Award Agreements.” On July 8, 2015, the Issuer’s board of directors granted restricted stock awards to each of the Issuer’s executive officers as part of its equity compensation program, including 140,000 shares of restricted stock to Mr. Richison under the LTIP and subject to the terms and conditions of the CEO Enterprise RSA and 40,000 shares of restricted stock to each of Messrs. Kerber and York under the LTIP and subject to the terms and conditions of the Enterprise RSA.

Each of the Restricted Stock Award Agreements sets forth the specific vesting conditions, risk of forfeiture and terms regarding delivery of shares of Common Stock underlying the awards. Under each of the Restricted Stock Award Agreements, one hundred percent (100%) of the shares of restricted stock not previously vested will vest upon a change in control (as defined in the LTIP) if the award is not assumed by the surviving entity, and all shares of restricted stock not previously vested will immediately become vested in full upon a recipient’s termination of service (as defined in the LTIP) as a result of the recipient’s death or total and permanent disability (as defined in the LTIP). Under the Restricted Stock Award Agreements, each recipient will have, with respect to awarded shares of restricted stock, all rights of a stockholder of the Issuer, including the right to vote the shares and the right to receive any dividends thereon, except that they may only dispose of the awarded shares to the extent that they have vested.

For purposes of the Restricted Stock Award Agreements, “total enterprise value” is defined as the sum of: (a) the product of (i) the arithmetic average of the volume weighted average price of a share of Common Stock not subject to vesting or other restrictions on each of the twenty (20) consecutive trading days immediately preceding such date multiplied by (ii) the number of outstanding shares of Common Stock, less (A) the number of outstanding shares of restricted stock or other awards of shares of Common Stock without vesting restrictions, in each case, issued after the date of the Restricted Stock Award Agreement (including outstanding shares of Common Stock resulting from the vesting of such restricted stock), and less (B) the number of shares of Common Stock issued by the Issuer after the date of the Restricted Stock Award Agreement in connection with any merger, consolidation, share exchange or other transaction in which, in each case, the Issuer acquires voting securities of another person or all or any portion of another person’s assets; (b) for each other class or series of equity securities of the Issuer, if any, the product of (i) the arithmetic average of the volume weighted average price per share for such class or series of such equity securities of the Issuer on each of the twenty (20) consecutive trading days immediately preceding such date multiplied by (ii) the number of shares of such class or series of such equity securities of the Issuer, less (A) the number of shares of such class or series of such equity securities issued under the LTIP (or otherwise issued for compensatory purposes) after the date of the Restricted Stock Award Agreement, and less (B) the number of shares of such class or series of such equity securities issued by the Issuer after the date of the Restricted Stock Award Agreement in connection with any merger, consolidation, share exchange or other transaction in which, in each case, the Issuer acquires the voting securities of another person or all or any portion of another person’s assets; and (c) the principal amount of the outstanding funded indebtedness less the aggregate amount of cash and cash equivalents of the Issuer (exclusive of funds held on behalf of clients). Except as otherwise provided above, the Issuer’s total enterprise value includes outstanding shares of restricted stock and calculates the value of such shares as if there were no vesting or other restrictions.

Under the Restricted Stock Award Agreements, (a) fifty percent (50%) of the shares of restricted stock will vest on the first date, if any, that the Issuer reaches a total enterprise value of $2.65 billion and (b) the remaining fifty percent (50%) of the shares of restricted stock will vest on the first date, if any, that the Issuer reaches a total enterprise value of $3.50 billion, provided that the recipient is employed by, or providing services to, the Issuer or a subsidiary on the applicable vesting date. Under the CEO Enterprise RSA, if the chief executive officer’s employment is terminated by the Issuer without cause (as defined in his employment agreement), all unvested shares of restricted stock subject to market-based vesting conditions will remain outstanding and eligible for vesting for one (1) year following such termination of employment, and any shares of restricted stock that do not become vested within the one (1) year period immediately following the termination will be immediately forfeited and will cease to be outstanding.

The foregoing descriptions of restricted stock award agreements to which certain Reporting Persons are parties are qualified in their entirety by reference to the full text of the Form of Restricted Stock Award Agreement for Executives with Employment Agreements, Form of Restricted Stock Award Agreement for Chief Executive Officer, Form of CEO Enterprise RSA, and Form of Enterprise RSA, which are attached hereto as Exhibits 99.6, 99.7, 99.8 and 99.9 and are incorporated herein by reference.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Underwriting Agreement, dated May 14, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.5	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.6	Form of Restricted Stock Award Agreement for Executives with Employment Agreements (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.7	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.8	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.9	Form of Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.10	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.11*	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein.

99.12	Underwriting Agreement, dated September 15, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.13	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

*	Filed herewith.”

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Date: September 23, 2015

ERNEST GROUP, INC.

By:	*
Name:	Chad Richison
Title:	Director

THE RUBY GROUP, INC.

By:	*
Name:	Chad Richison
Title:	Director

CHAD RICHISON

*

SR-EGI, INC.

By:	*
Name:	Shannon Rowe
Title:	Director

SHANNON ROWE

*

WK-EGI, INC.

By:	*
Name:	William X. Kerber, III
Title:	Director

WILLIAM X. KERBER, III

*

JEFFREY D. YORK

*

ELK II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
Name:	Steven S. Elbaum
Title:	Trustee

SLY II 2012 DESCENDANTS’ TRUST U/A DATED DECEMBER 26, 2012

By:	*
Name:	Steven S. Elbaum
Title:	Trustee

LENOX CAPITAL GROUP, LLC

By:	*
Name:	Robert J. Levenson
Title:	Managing Member

ROBERT J. LEVENSON

*

*By:	/s/ Chad Richison
Chad Richison
Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated by reference to Exhibit 24.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.1	Joint Filing Agreement, dated May 1, 2014, by and among Chad Richison, Ernest Group, Inc., The Ruby Group, Inc., Shannon Rowe, SR-EGI, Inc., William X. Kerber, III, WK-EGI, Inc., Jeffrey D. York, Robert J. Levenson, ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on May 1, 2014).

99.2	Amended and Restated Stockholders’ Agreement, dated March 10, 2014, by and among Paycom Software, Inc., Welsh, Carson, Anderson & Stowe X, L.P., WCAS Management Corporation, WCAS Capital Partners, IV, L.P., Chad Richison, Shannon Rowe, William Kerber, Jeff York, Robert Levenson, the ELK II 2012 Descendants’ Trust u/a dated December 26, 2012, the SLY II 2012 Descendants’ Trust u/a dated December 26, 2012 and Lenox Capital Group, LLC (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.3	Registration Rights Agreement, dated December 30, 2013, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 10, 2014).

99.4	Underwriting Agreement, dated May 14, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.5	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 20, 2015).

99.6	Form of Restricted Stock Award Agreement for Executives with Employment Agreements (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.7	Form of Restricted Stock Award Agreement for Chief Executive Officer (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on March 31, 2014).

99.8	Form of CEO Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.9	Form of Market-Based Vesting Restricted Stock Award Agreement under the Paycom Software, Inc. 2014 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 10, 2015).

99.10	Amendment No. 1 to the Registration Rights Agreement, dated May 13, 2015, by and among Paycom Software, Inc. and certain stockholders named therein (incorporated by reference to Exhibit 4.7 to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on August 7, 2015).

99.11*	Amendment No. 2 to the Registration Rights Agreement, dated September 15, 2015, by and among Paycom Software, Inc. and certain stockholders named therein.

99.12	Underwriting Agreement, dated September 15, 2015, by and among Paycom Software, Inc., the selling stockholders named therein and Barclays Capital Inc. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

99.13	Form of Lock-Up Letter Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 21, 2015).

*	Filed herewith.

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
8/11/2015	Chad Richison	—	425,000	(1)	Transfer of Common Stock pursuant to the Settlement Agreement

9/21/2015	Robert J. Levenson	—	25,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	Lenox Capital	—	10,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	SR-EGI	—	100,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	WK-EGI	—	115,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	Jeffrey D. York	—	120,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	Ernest Group	—	1,000,000	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	SLY II Descendants’ Trust u/a dated December 26, 2012	—	10,093	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

9/21/2015	ELK II Descendants’ Trust u/a dated December 26, 2012	—	10,093	$37.56	Sale to Barclays in connection with September 2015 Resale Offering

(1)	Mr. Richison transferred shares of Common Stock to his Former Spouse pursuant to the terms of the Settlement Agreement.